Thursday, July 24, 2008

Mr. Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N. E.
Washington, D.C. 20549


RE:    Immersion Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Filed March 17, 2008
       File No. 000-27969

Dear Mr. Kronforst:

Thank you for your review of our above noted filing, and the comments you provided in your letter to Immersion Corporation, a Delaware corporation (the "Company"), dated June 27, 2008. We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements, and to achieve greater transparency in our filings. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings; comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are supplementally providing the requested information to your comments below. For your convenience, we have repeated and numbered the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2007
-----------------------------------------------------

Item 1A. Risk Factors, page 17
------------------------------

We depend on third-party suppliers...page 23
--------------------------------------------

     1. We note your disclosure that you rely on limited and single source suppliers for certain products and components and that any delays or constraints in supplies could adversely affect your business operations. To the extent you are materially dependent on limited and single source suppliers, you should include in the business section a discussion regarding your reliance on suppliers as well as a brief description of the material terms of the agreements. Further, please tell us what consideration you gave to filing such agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

         Response: We acknowledge the Staff's comment and advise the Staff that we are not currently materially dependent on any limited or single source suppliers. Should we become materially dependent on a limited or single source supplier in the future we will include appropriate disclosures in our periodic reports regarding our reliance on the supplier as well as a brief description of the material terms of any agreements with such supplier. At this time, we do not believe that there are any agreements with suppliers that need to be filed as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Mr. Mark Kronforst
Securities and Exchange Commission
July 24, 2008
Page 2




Item 3. Legal Proceedings, page 33
----------------------------------

     2. In future filings, please specifically identify the names of any courts, such as "the Court" and "the District Court" to which you refer on pages 34-35. We presume from your risk factor disclosure on page 19 that you are referring here to the U.S. District Court for the Northern District of California. See Item 103 of Regulation S-K.


         Response: The Staff's presumption is correct in that "the Court" and "the District Court" referred to on page 34 and 35 is the U.S. District Court for the Northern District of California as indicated on page 19. We will specifically identify the names of any courts to which we refer in future filings.


Notes to Consolidated Financial Statements
------------------------------------------

Note 18. Contingencies, pages 80-82
-----------------------------------

     3. Please tell us whether there is at least a reasonable possibility that losses exceeding amounts already recognized may have been incurred in any of the litigation matters. If such losses are reasonably possible, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made.

         Response: We evaluate and account for all pending and threatened litigation in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. We performed our evaluation as of December 31, 2007, and consulted with our attorneys. In one case we determined the possibility of a loss to be reasonably possible (Microsoft Corporation v. Immersion Corporation), and as such we disclosed both the nature of the contingency and range of possible loss. In all other cases we determined that the possibility of loss to be remote, and accordingly either did not disclose the contingency or disclosed the nature of the claim only. No losses had been recognized through December 31, 2007 related to any of the contingencies above, including Microsoft Corporation.


Note 20. Quarterly Results of Operations (Unaudited) (Restated), page 86
------------------------------------------------------------------------

Mr. Mark Kronforst
Securities and Exchange Commission
July 24, 2008
Page 3




     4. Please provide us with the analysis that you performed in concluding that amendments to your 2007 Form 10-Q filings were not necessary in order to reflect the restatement.

         Response: The Company did not file amendments to the 2007 Form 10-Q filings as the errors were identified after year end and, as of the filing of the Company's Form 8-K, Item 4.02(a) on February 27, 2008, we anticipated the imminent filing of the Company's Form 10-K for the year ended December 31, 2007. The restated quarterly information was presented in Footnote 20 "Quarterly Results of Operations" on the 2007 Form 10-K as discussed below.

         We restated previously issued financial statements for errors in accounting for income taxes, including the accurate determination and reporting of (1) the release of deferred income tax valuation related to stock option deductions, and (2) effective state income tax rates. We had determined that our previously reported quarterly unaudited financial results and related disclosures as of March 31, 2007 and the cumulative loss amounts for quarterly unaudited financial results and related disclosure as of June 30, 2007, and September 30, 2007 contained materially inaccurate information.

         We understand that the Securities Exchange Act of 1934 requires the Company to file reports with the Commission and that previously filed reports containing financial statements determined to be materially misstated require amendment. However, since our filing of Form 10-K for the year ended December 31, 2007 was imminent when we identified the errors, the Company believed it had taken a reasonable approach to disclose the restatement in the "Quarterly Results of Operations" in the Form 10-K. We believe this approach is consistent with the guidance outlined in the Division of Corporate Finance letter to those companies affected by the accounting for stock option restatements. Furthermore, we filed Item 4.02(a) on Form 8-K, on February 27, 2008, relating to non-reliance on previously filed condensed consolidated financial statements contained in the Company's Forms 10-Q for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007 that provides the disclosures required for Item 4.02(a). Additionally, we filed our Form 10-Q for the quarter ended March 31, 2008 which included our restated condensed consolidated financial statements for the quarterly period ended March 31, 2007 and plan to restate the comparative 2007 periods in each 2008 Form 10-Q filing to reflect the restatement.




Item 9A. Controls and Procedures
--------------------------------

Management's Report on Internal Control over Financial Reporting, page 90
-------------------------------------------------------------------------

     5. You state that because of a material weakness, management concluded that your "disclosure controls and procedures did not adequately provide for effective internal control over financial reporting as of December 31, 2007..." However, you do not specifically state the determination of management with respect to the effectiveness of the company's internal control over financial reporting. In future filings, please include an unambiguous statement as to whether or not internal control over financial reporting was effective.

Mr. Mark Kronforst
Securities and Exchange Commission
July 24, 2008
Page 4


         Response: We acknowledge the Staff's comment, and we will include an unambiguous statement in future filings as to whether or not internal control over financial reporting is effective.




Changes in Internal Control over Financial Reporting, page 90
-------------------------------------------------------------

     6. On page 90, you state that "[e]xcept for the material weakness described above, there were no changes to internal controls over financial reporting...for the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." It is unclear from your disclosure what changes were made, if any, to your internal control over financial reporting during the quarter ended December 31, 2007. Please tell us whether there were any changes made to your internal control over financial reporting during this period.

         Response: There were no changes to our internal control over financial reporting in the quarter ended December 31, 2007. The wording of the statement that the Staff noted above was intended to highlight management's understanding that changes to internal control over financial reporting were needed given the disclosures regarding the material weakness for the quarter.


Exhibits
--------

     7. We note that you have significant customers from which you derive revenue of over 10%. For example, you state on page 15 that for the years ended December 31, 2007, 2006 and 2005, respectively 11%, 18%, and 11% of the company's total revenues consisted of licensing, product revenue, or development revenues from Medtronic. As a further example, you state on page 23 that "Laerdal Medical Corporation accounts for a significant portion of our revenues and a reduction in sales to Laerdal may reduce our total revenue." Please provide us with an analysis as to why you have determined that your agreements, if any, with these customers do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

         Response: Medtronic is considered a significant customer with revenue over 10%, as indicated in our Form 10-K. However, the revenue from this customer is obtained in the ordinary course of business and does not fall under any of the categories outlined in sections (A) - (D) of Item 601(b)(10)(ii) of Regulation S-K including item (B). Accordingly, we do not believe that our agreements with Medtronic are required to be filed as exhibits to our periodic reports. Our business is not substantially dependent on Medtronic, and we do not have any continuing contracts with Medtronic to sell a major part of our products or services to them.

Mr. Mark Kronforst
Securities and Exchange Commission
July 24, 2008
Page 5


         Laerdal also represents a greater than 10% share of our revenue. On April 1, 2006, we entered into a collaboration agreement with Laerdal under which we embarked on a strategic business collaboration to develop, manufacture and sell an intravenous product. Under the terms of the agreement, Laerdal became obligated to purchase one hundred
         (100) units of the product per calendar quarter once it became commercially available. The product began shipping in the second quarter of 2006. We also sell other products to Laerdal on separate purchase orders, which contribute to the revenue obtained from this customer. As the agreement to sell the intravenous product only relates to one of our products, and we are not substantially dependent on the revenue from this product, we do not believe that it falls under the definition of a material contract pursuant to Item 601(b)(10) of Regulation S-K, and accordingly the agreement is not required to be filed as an exhibit to our periodic reports.


Signatures
----------

     8. We note the filing is not signed by your controller or principal accounting officer, or a person with this designation. Note that any person who occupies more than one position should indicate each capacity in which he or she signs. Please tell us whether the chief financial officer or other signatory to the Form 10-K also serves as the controller or principal accounting officer. If so, please provide us with a representation that you will identify the controller or principal accounting officer in future filings. If not, please amend the Form 10-K to include the signature and title of the controller or principal accounting officer. See General Instruction D.2. of Form 10-K.

         Response: Stephen Ambler, Chief Financial Officer and Vice President, Finance, also serves as the Company's principal accounting officer. We represent to you that we will identify Mr. Ambler as the Company's principal accounting officer in future filings.


We hope you find the above information responsive to your comments. Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at (408) 350-8767.

Sincerely,

/s/ Stephen Ambler
------------------
Stephen Ambler
Chief Financial Officer and Vice President, Finance

Mr. Mark Kronforst
Securities and Exchange Commission
July 24, 2008
Page 6



cc:              Mark Farley, Deloitte & Touche LLP
                 James Koshland, DLA US LLP
                 Benjamin G. Griebe, DLA US LLP